Mail Stop 3561

September 24, 2009

Anthony Gumbiner
Chairman of the Board and Chief Executive Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, TX 75219

> **Re:** **The Hallwood Group Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 152009**
> **Form 10-Qs for Fiscal Quarters Ended March 31 and June 30, 2009**
> **Filed May 15 and August 14, 2009**
> **File No. 001-08303**

Dear Mr. Gumbiner:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2008</u>

<u>Item 1. Business, page 3</u>

1. Please ensure that your Business discussion includes all disclosure required by Item 101(h) of Regulation S-K, as applicable. For example, you have not discussed the sources and availability of raw materials and the names of any such suppliers. You should also explain the distribution methods of your products. Finally, you have not discussed your competitive position in the industry, outside of your risk factors. Please revise or advise.

<u>Risk Factors, page 6</u>

2. The subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, on page 6, you use the subheading "Suppliers." This subheading is not descriptive. Please revise your subheadings so that they reflect the risk you are describing in the accompanying text. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

<u>Competition, page 8</u>

3. In the first full paragraph on page 9 you discuss your competitive advantages. Please eliminate the disclosure indicating your competitive advantages as it mitigates the point of the risk.

<u>Related Party Transactions, page 24</u>

4. You indicate that HIL and Mr. Gumbiner perform services for certain affiliated entities for which they receive consulting fees, bonuses, stock options, net profit interests or other forms of compensation and expenses. Please identify these affiliated entities and explain your affiliation with them, with a view to understanding why these forms of compensation have not been disclosed in your summary compensation table. We may have further comment upon receipt of your response.

<u>Liquidity and Capital Resources, page 35</u>

5. Discuss your material commitments for capital expenditures for your textile operations, if any, and the source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

Item 9A. Controls and Procedures

6. We note that your Chief Executive Officer and Chief Financial Officer expressed
    their belief as to the effectiveness of your internal control over financial
    reporting. Please confirm, if true, that your Chief Executive Officer and Chief
    Financial Officer concluded that your internal control over financial reporting is
    effective. Please also confirm that you will, in future filings, refrain from
    characterizing this conclusion as management's belief.

Exhibit 31.1

7. Your certification should appear exactly as set forth in current Item 601(b)(31) of
    Regulation S-K. In this regard, please delete in paragraph 1 the parenthetical
    phrase "(the Registrant)." Also, please include in paragraph 5 at the end of the
    introductory paragraph the language "(or persons performing the equivalent
    functions)."

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table for 2008, page 7

8. Footnote (1) indicates that the amount disclosed in the Salary column for Mr.
    Gumbiner reflects consulting fees paid by the Company to Hallwood Investments
    Limited but not for his services as director. Clarify whether he was compensated
    for his services as Chief Executive Officer of the company.

9. We note in your disclosure in footnotes (2) and (3) you list expenses that the
    Company reimbursed Hallwood Investments Limited for including "certain other
    matters." Please fully disclose all the specific expenses that constitute "certain
    other matters" or explain to us why you do not have to disclose them.

Potential Payments Upon Termination or Change-in-Control, page 8

10. Please revise your discussion to include disclosure of how much Hallwood
    Investments Limited would receive each year and for how many years assuming a
    change of control occurred. Please ensure you include any other required
    payments that would continue even after a change of control, such as any payment
    for office space or other expenses that would continue after a change of control.
    While the Commission has not mandated tabular disclosure of potential post-
    employment payments, we encourage you to present this information in tabular
    format so that investors may assess clearly the amount of compensation to be
    received. See section VI of the Securities Act Release 33-8732A and Item
    402(q)(2) of Regulation S-K.

Certain Relationships and Related Transaction, page 11

11. We note your disclosure of related party transactions on page 24 of your Form 10-K concerning your transactions with Hallwood Investments Limited and a similar discussion in Note 15 to the Notes to Consolidated Financial Statements on page 79. Please revise your disclosure here to disclose your related transactions with Hallwood Investments Limited or tell us why you believe disclosure is not necessary. See Item 404(d)(1) of Regulation S-K.

12. Please provide the disclosure required by Item 404(d)(3) of Regulation S-K.

Form 10-Qs for Fiscal Quarter Ended March 31 and June 30, 2009

13. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

          Sincerely,

          H. Christopher Owings
          Assistant Director